UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Liberty Interactive Corporation

(Name of Issuer)

Series A QVC Group common stock, par value $0.01 per share

Series B QVC Group common stock, par value $0.01 per share

Series A Liberty Ventures common stock, par value $0.01 per share

Series B Liberty Ventures common stock, par value $0.01 per share

(Title of Class of Securities)

Series A QVC Group common stock: 53071M104

Series B QVC Group common stock: 53071M203

Series A Liberty Ventures common stock: 53071M856

Series B Liberty Ventures common stock: 53071M864

(CUSIP Number)

John C. Malone

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M104 (QVCA) 53071M203 (QVCB) 53071M856 (LVNTA) 53071M864 (LVNTB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
Series A QVC Group common stock: 393,159 (1),(2),(3),(4)

Series B QVC Group common stock: 27,196,985 (1),(5)

Series A Liberty Ventures common stock: 0

Series B Liberty Ventures common stock: 0

	8.	Shared Voting Power Series A QVC Group common stock: 0 (3) Series B QVC Group common stock: 458,946 (5),(6) Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

9.

Sole Dispositive Power
Series A QVC Group common stock: 393,159 (1),(2),(3),(4)

Series B QVC Group common stock: 27,196,985 (1),(5)

Series A Liberty Ventures common stock: 0

Series B Liberty Ventures common stock: 0

	10.	Shared Dispositive Power Series A QVC Group common stock: 0 (3) Series B QVC Group common stock: 458,946 (5),(6) Series A Liberty Ventures common stock: 0 Series B Liberty Ventures common stock: 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Series A QVC Group common stock: 393,159 (1),(2),(3),(4)

Series B QVC Group common stock: 27,655,931 (1),(5),(6)

Series A Liberty Ventures common stock: 0

Series B Liberty Ventures common stock: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Series A QVC Group common stock: Less than 1% (7),(8)

Series B QVC Group common stock: 94.7% (7),(8)

Series A Liberty Ventures common stock: 0%

Series B Liberty Ventures common stock: 0%

14.	Type of Reporting Person (See Instructions) IN

(1)  Includes 376,260 shares of Series A QVC Group common stock, $0.01 par value (“QVCA”), and 852,358 shares of Series B QVC Group common stock, $0.01 par value (“QVCB”), of Liberty Interactive Corporation, a Delaware corporation (the “Issuer”), held by the Reporting Person’s wife, Leslie Malone (“Mrs. Malone”, and together with Mr. Malone, the “Malones”), as to which shares Mr. Malone disclaims beneficial ownership.

(2)  Includes 429 shares of QVCA held by a 401(k) savings plan for the benefit of Mr. Malone.

(3) Does not include shares of QVCA issuable upon conversion of shares of QVCB beneficially owned by Mr. Malone as noted below; however, if such shares of QVCA were included, Mr. Malone would have beneficial ownership of 28,049,090 shares of QVCA and Mr. Malone’s aggregate beneficial ownership of QVCA, as a series, would be 5.9%, subject to the relevant footnotes set forth herein.

(4)  Includes (i) 16,470 shares of QVCA pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone, and (ii) 376,260 shares of QVCA pledged by the Malones to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with a margin loan facility extended by Merrill Lynch to the Malones.

(5)  In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of Tele-Communications, Inc. (“TCI”), TCI entered into a call agreement (the “Call Agreement”) with the Malones.  In connection with the acquisition by AT&T Corp. of TCI, TCI assigned to Liberty Media LLC (now known as Liberty Interactive LLC) its rights under the Call Agreement.  The Issuer succeeded to these rights in a corporate restructuring in 2006.  As a result, the Issuer has the right, upon Mr. Malone’s death and in certain other circumstances, to acquire shares of QVCB owned by the Malones and certain trusts for the benefit of his children (together, the “Malone Group”).  The Call Agreement also prohibits the Malone Group from disposing of their QVCB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of QVCB after conversion to shares of QVCA) and except for a transfer made in compliance with the Issuer’s call rights.

(6) Includes 458,946 shares of QVCB held by two trusts (the “Trusts”) which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(7)  Based upon 448,261,047 shares of QVCA and 29,203,895 shares of QVCB outstanding as of January 31, 2018, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 1, 2018.

(8) At the option of the holder, each share of QVCB is convertible into one share of QVCA. Each share of QVCB is entitled to 10 votes, whereas each share of QVCA is entitled to one vote.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.4% of the voting power with respect to a general election of directors of the Issuer, based on the number of shares outstanding specified above in Note 7.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION

This Report on Schedule 13D relates to the Series A QVC Group common stock, $0.01 par value (“QVCA”), Series B QVC Group common stock, $0.01 par value (“QVCB”), Series A Liberty Ventures common stock, $0.01 par value (“LVNTA”), and Series B Liberty Ventures common stock, $0.01 par value (“LVNTB”, and together with QVCA, LVNTA and LVNTB, the “Common Stock”) of Liberty Interactive Corporation, a Delaware corporation (the “Issuer” or “Liberty Interactive”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone”), on July 18, 2008, as amended by Amendment No. 1 to the Report on Schedule 13D/A filed with the SEC by Mr. Malone on September 1, 2009, Amendment No. 2 to the Report on Schedule 13D/A filed with the SEC by Mr. Malone on January 7, 2010, Amendment No. 3 to the Report on Schedule 13D/A filed with the SEC by Mr. Malone on October 3, 2011, Amendment No. 4 to the Report on Schedule 13D/A filed with the SEC by Mr. Malone on November 14, 2016 and Amendment No. 5 to the Report on Schedule 13D/A filed with the SEC by Mr. Malone on April 7, 2017 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”, and together with the Schedule 13D, the “Statement”) constitutes Amendment No. 6 to the Schedule 13D.  This Amendment constitutes an exit filing of the Reporting Person in respect of shares of Liberty Ventures Common Stock previously reported as beneficially owned by the Reporting Person. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

Liberty Interactive, Liberty Interactive LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of Liberty Interactive, and GCI Liberty, Inc. (formerly known as General Communication, Inc.), an Alaska corporation (“GCI Liberty”), completed a series of transactions pursuant to the terms of the Agreement and Plan of Reorganization, dated as of April 4, 2017 (as amended by Amendment No. 1 to Reorganization Agreement, dated as of July 19, 2017, and by Amendment No. 2 to Reorganization Agreement, dated as of November 8, 2017, the “Reorganization Agreement”), including the Split-Off.

Split-Off

At 4:01 p.m., New York City time, on March 9, 2018 (the “Split-Off Effective Time”), Liberty Interactive redeemed (a) each outstanding share of LVNTA, for one share of GCI Liberty’s Class A common stock, no par value (“GLIBA”), with no shares of LVNTA remaining outstanding, and (b) each outstanding share LVNTB, for one share of GCI Liberty’s Class B common stock, no par value (“GLIBB”), with no shares of LVNTB remaining outstanding.  As a result, all shares of LVNTA and LVNTB beneficially owned by Mr. Malone at the Split-Off Effective Time were redeemed for shares of GLIBA and GLIBB, respectively.  Mr. Malone continues to beneficially own the shares of

QVCA and QVCB as set forth in this Amendment.

For further information on the transactions contemplated by the Reorganization Agreement, see the Definitive Proxy Statement on Schedule 14A, filed by Liberty Interactive with the SEC on December 29, 2017 (File No. 001-33982), the Current Report on Form 8-K, filed by GCI Liberty with the SEC on March 14, 2018 (File No. 001-38385) and the Current Report on Form 8-K, filed by Liberty Interactive with the SEC on March 15, 2018 (File No. 001-33982).

Item 5.   Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

(a)  After giving effect to the Split-Off, Mr. Malone beneficially owns (without giving effect to the conversion of QVCB shares into QVCA shares) (i) 393,159 QVCA shares (including (x) 376,260 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership and (y) 429 shares held by a 401(k) savings plan for the benefit of Mr. Malone), which represents less than 1% of the outstanding QVCA shares, and (ii) 27,655,931 QVCB shares (including (x) 852,358 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership and (y) 458,946 shares held by two trusts (the “Trusts”) (over which Mr. Malone has a right of substitution) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 94.7% of the outstanding QVCB shares.

The foregoing percentage interests are based upon 448,261,047 shares of QVCA and 29,203,895 shares of QVCB outstanding as of January 31, 2018, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 1, 2018.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.4% of the voting power with respect to the general election of directors of the Issuer.

(b)  Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 458,946 shares of QVCB, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership.  To Mr. Malone’s knowledge, other than as provided in the Call Agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c) Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, Mr. Malone’s wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)  Not applicable.

(e)  Mr. Malone ceased to be the beneficial owner of more than five percent of each of LVNTA and LVNTB on March 9, 2018.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

Voting Agreement

On March 9, 2018, as result of the Split-Off, the Voting Agreement ceased to apply to shares of LVNTB beneficially owned by the Malones.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2018
Date

/s/ John C. Malone
John C. Malone